UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   December 2004            File No.    0-50922

Starcore International Ventures Ltd.

(Name of Registrant)

580 Hornby Street, Suite 600, Vancouver, British Columbia, Canada, V7T 1B8

(Address of principal executive offices)

1.

News Release dated December 9, 2004

2.

News Release dated December 29, 2004

3.

Letter from former auditor

4.

Letter from successor auditor

5.

Notice of Meeting

6.

Management Information Circular

7.

Interim Financial Statements (unaudited) for the period ended October 31, 2004

8.

Management Discussion and Analysis (MD&A)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Starcore International Ventures Ltd.

(Registrant)

Dated: January 17, 2005	By: /s/ Robert Eadie Robert Eadie Chief Executive Officer

NEWS RELEASE

FOR IMMEDIATE RELEASE

Trading Symbol: SAM – TSX Venture Exchange                                                                                                                                        December 9, 2004

$1.53 MILLION PRIVATE PLACEMENT ARRANGED

Vancouver, British Columbia … Starcore International Ventures Inc. (the “Company”) announces that it has arranged a non-brokered private placement involving the issuance of 3.4 million units at $0.45 per unit, for total proceeds of $1,530,000. Each unit consists of one common share and one non-transferable share purchase warrant entitling the purchase of an additional common share of the Company for a period of two years at a price of $0.60 per share.

A finder’s fee will apply in this transaction in accordance with the policies of the TSX Venture Exchange. The proceeds from the private placement will be used to fund the exploration and development on the Company’s Cerro Dolores property in Mexico.

The private placement is subject to regulatory approval.

In addition, the Company reports that certain directors of the Company have arranged the sale of 300,000 shares of the Company at a price of $0.47 per share through the facilities of the TSX Venture Exchange. The proceeds from this sale will be used to fund all or a portion of the non-brokered private placement.

The Company trades on the TSX Venture Exchange under the symbol SAM.

Starcore International is dedicated to the principles of environmentally sound mining practices and believes that environmental stewardship and mining can co-exist.

ON BEHALF OF STARCORE INTERNATIONAL VENTURES

(sgd.) “Robert Eadie

Robert Eadie, Chairman and Chief Executive Officer

For further information contact:

Robert Eadie, Chairman and Chief Executive Officer

Telephone: (604) 602-4935

Website: www.starcore.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. In addition, this release is not for distribution to U. S. newswire services or for dissemination in the United States. The Company seeks safe harbour.

Suite 600-580 Hornby Street, Vancouver, British Columbia, Canada V6C 3B6

    Telephone: (604) 602-4935 Fax: (604) 602-4936 email: info@starcore.com website: starcore.com

NEWS RELEASE

FOR IMMEDIATE RELEASE

Trading Symbol: SAM – TSX Venture Exchange

December 29, 2004

STARCORE COMPLETES $1.4 MILLION PRIVATE PLACEMENT

Vancouver, British Columbia … Starcore International Ventures Inc. (the “Company”) has closed a private placement of 3,134,554 units at a price of $0.45 per unit, each unit consisting of one common share and one common share purchase warrant (the “Offering”). Each warrant entitles the holder to purchase one common share at a price of $0.60 per common share and is exercisable for a period of two years. The securities issued are subject to a 4 month hold period.

The Company received total gross proceeds of $1.4 million from the Offering. The Company paid finder's fees totaling $99,351 to arm's length parties in connection with the Offering.

The funds from the Offering will be used for the Company's ongoing work program on the Cerro de Dolores property in Mexico and for general working capital.

The Company trades on the TSX Venture Exchange under the symbol SAM.

Starcore International is dedicated to the principles of environmentally sound mining practices and believes that environmental stewardship and mining can co-exist.

ON BEHALF OF STARCORE INTERNATIONAL VENTURES

(sgd.) “Robert Eadie

Robert Eadie, Chairman and Chief Executive Officer

For further information contact:

Robert Eadie, Chairman and Chief Executive Officer

Telephone: (604) 602-4935

Website: www.starcore.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. In addition, this release is not for distribution to U. S. newswire services or for dissemination in the United States. The Company seeks safe harbour.

Suite 600 – 580 Hornby Street, Vancouver, British Columbia, Canada V6C 3B6

Telephone: (604) 602-4935 Fax: (604) 602-4936 e-mail. info@starcore.com website: starcore.com

N.I. CAMERON INC.

CHARTERED ACCOUNTANT

December 6, 2004

British Columbia Securities Commission

9th Floor

701 West Georgia Street

Vancouver, B.C. V7Y 1L2

Attention: Statutory Filings

Dear Sirs:

Re:

Starcore International Ventures Ltd. (the "Company")

We have been provided with the enclosed notice with respect to our resignation as auditors of the Company. Based on the information available to us, we agree with the information contained in the attached notice.

Yours truly,

N.I. Cameron Inc. Chartered Accountants

Per: Peter Knoepfel, CA

cc:      MacKay LLP, Chartered Accountants

Enclosure

CHARTERED

ACCOUNTANTS

MacKay LLP                                                                                                  1100-1177 West Hastings Street

                                                                            Vancouver, BC V6E 4T5

                                                                                               Tel: 604-687-4511                                                                                               Fax: 604-687-5805

                                                                                                                               Toll Free: 1-800-351-0426                                                                                               www.MacKayLLP.ca

December 7, 2004

Attention: Statutory Filings

B.C. Securities Commission

Alberta Securities Commission

Dear Sirs:

Re:          Starcore International Ventures Ltd.

Pursuant to Section 4.11 of National Instrument 51-102, we have reviewed the information contained in the Notice of Change of Auditors for the Company and we do not disagree with the information in the said Notice.

Our understanding is that the Notice will read as follows:

“Starcore International Ventures Ltd. (the “Company”) advises that N.I. Cameron Inc., Chartered Accountants (the “Former Auditor”) has resigned as auditor of the Company, effective December 6, 2004.

Accordingly, the Company has appointed MacKay LLP, Chartered Accountants, of 1100 – 1177 West Hastings Street, Vancouver BC, V6E 4T5, as its new auditors, effective December 6, 2004.

There were no reservations in the Former Auditor’s Reports for the two most recently completed fiscal years or for any period subsequent to the most recently completed period for which an audit report was issued and preceding the date of the Former Auditor’s resignation.

There were no reportable events between the Company and the Former Auditor.

The resignation of the Former Auditor as auditor for the Company has been approved by the Company’s Audit Committee and its Board of Directors.

Yours very truly,

MacKay LLP

“Keith Gagnon”

Keith Gagnon Ltd.

Partner

mackay.ca refers to the Canadian firm MacKay LLP

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of the shareholders of STARCORE INTERNATIONAL VENTURES LTD. (herein called the “Company”) will be held at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia on Thursday, January 13, 2005 at the hour of 10:00 a.m. for the following purposes:

1.    to receive and consider the Report of the Directors, and the audited financial statements of the Company for the year ended July 31, 2004 and the auditors’ reports thereon;

2.

to appoint the auditor for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor;

3.

to fix the number of directors of the Company for the ensuing year at four (4);

4.

to elect directors for the ensuing year;

5.   to consider and, if thought fit, to approve by special resolution, the removal of the Pre-existing Company Provisions in connection with the adoption by the Company of a new form of Articles, as more fully disclosed in the accompanying Information Circular;

6.

to consider and, if thought fit, to approve by special resolution, an increase in the authorized capital of the Company to an unlimited number of common shares

7.

without par value, as more fully disclosed in the accompanying Information Circular;

8.

to consider and, if thought fit, to approve by special resolution, the adoption of new Articles of the Company as more fully disclosed in the accompanying Information Circular;

9.

to consider and, if thought fit, to ratify and approve the stock option plan of the Company;

10.

to consider and, if thought fit, to approve matters concerning incentive stock options to insiders, as set out in the accompanying Information Circular; and

11.

to transact such other business as may properly come before the meeting.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same within the time and to the location set out in the form of proxy accompanying this notice.

DATED at Vancouver, British Columbia this 6th day of December, 2004.

BY ORDER OF THE BOARD

(sgd.) “Robert Eadie”

Chairman & CEO

Suite 600 – 580 Hornby Street, Vancouver, British Columbia, Canada V6C 3B6

Telephone: (604) 602-4935 Fax: (604) 602-4936 e-mail. info@starcore.com website: starcore.com

STARCORE INTERNATIONAL VENTURES LTD.

INFORMATION CIRCULAR

FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON THURSDAY, JANUARY 13, 2005

This information is given as of December 6, 2004 unless otherwise noted.

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of STARCORE INTERNATIONAL VENTURES LTD. (the “Company”) for use at the Annual and Special Meeting (the “Meeting”) of the shareholders of the Company, to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed Instrument of Proxy is solicited by Management. Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse shareholders’ nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining authorization from their principals to execute the Instrument of Proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. None of the directors of the Company have advised that they intend to oppose any action intended to be taken by Management as set forth in this Information Circular.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Instrument of Proxy are directors or officers of the Company. A shareholder has the right to appoint a person to attend and act for him on his behalf at the Meeting other than the persons named in the enclosed Instrument of Proxy. To exercise this right, a shareholder shall strike out the names of the persons named in the Instrument of Proxy and insert the name of his nominee in the blank space provided, or complete another Instrument of Proxy. The completed Instrument of Proxy should be deposited with the Company at Suite 600, 580 Hornby, Vancouver, B.C. V6C 3B6 or at the registered office of the Company at 1500 – 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7 at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays and holidays.

The Instrument of Proxy must be dated and be signed by the shareholder or by his attorney in writing, or, if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

In addition to revocation in any other manner permitted by law, a shareholder may revoke a Proxy either by (a) signing a Proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the Instrument of Proxy is required to be executed as set out in the notes to the Instrument of Proxy) and either depositing it at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the scrutineer at the Meeting as a shareholder present in person, whereupon such Proxy shall be deemed to have been revoked.

NON-REGISTERED HOLDERS OF COMPANY’S SHARES

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their common shares in their own name (“Beneficial Shareholders”) are advised that only proxies from shareholders of record can be recognized and voted at the Meeting.

Beneficial Shareholders who complete and return an Instrument of Proxy must indicate thereon the person (usually a brokerage house) who holds their common shares as registered shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. Although the form of proxy to Beneficial Shareholders may vary, the content is identical to that provided to registered shareholders.

If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in such shareholder's name on the records of the Company. Such common shares will more likely be registered under the name of the shareholder's broker or agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration for the Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54–101 of the Canadian Securities Administrators, the Company has distributed copies of the notice of meeting, this information circular and the proxy to the clearing agencies and intermediaries for onward distribution to non-registered shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings unless the Beneficial Shareholders have waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. Should a Beneficial Shareholder receive such a form and wish to vote at the Meeting, the Beneficial Shareholder should strike out the management proxyholder's name in the form and insert the non-registered shareholder's name in the blank provided. The majority of brokers now delegate the responsibility for obtaining instructions from clients to ADP Investor Communications (“ADP”). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote common shares directly at the Meeting - the proxy must be returned to ADP well in advance of the Meeting in order to have the common shares voted.

All references to shareholders in this information circular and the accompanying proxy and notice of meeting are to registered shareholders unless specifically stated otherwise.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed Instrument of Proxy will vote the shares in respect of which they are appointed and, where directions are given by the shareholder in respect of voting for or against any resolution, will do so in accordance with such direction.

In the absence of any direction in the Instrument of Proxy, it is intended that such shares will be voted in favour of the motions proposed to be made at the Meeting as stated under the headings in this Information Circular. The Instrument of Proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting. At the time of printing of this Information Circular, Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to the Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominee.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the directors or senior officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of the Company’s last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, save and except for those matters pertaining to incentive stock options.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On December 6, 2004, 6,359,225 common shares without par value were issued and outstanding, each share carrying the right to one vote. At a General Meeting of the Company, on a show of hands, every shareholder present in person shall have one vote and, on a poll, every shareholder shall have one vote for each share of which he is the holder.

Only shareholders of record on the close of business on the 6th day of December, who either personally attend the Meeting or who complete and deliver an Instrument of Proxy in the manner and subject to the provisions set out under the heading “Appointment and Revocation of Proxies” will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.

To the knowledge of the directors and senior officers of the Company, no one shareholder owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, except as set out below:

Name and Address	Number and Class of Shares	Percentage of Class
CDS & Co	5,641,645 common	88.7% (1)

(1) 12.89% beneficially held through CDS & Co for Robert Eadie.

STATEMENT OF EXECUTIVE COMPENSATION

Executive Officers of the Company

The following table contains information about the compensation paid to, or earned by, those who were, at July 31, 2004, (a) the Company’s chief executive officer (or an individual who acted in a similar capacity); (b) each of the four other most highly compensated executive officers (except those whose total salary and bonus does not exceed $150,000); and (c) any additional individuals whose total salary and bonus exceeded $150,000 during the year ended July 31, 2004. The Company presently has two Named Executive Officers, namely Robert Eadie, the Chief Executive Officer and a director of the Company, and Robert Sibthorpe, the President and a director of the Company. Ralph Brown was the Company’s President and CEO (the “Former Named Executive Officer”) until October 24, 2003 at which time he was replaced by Mr. Eadie.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
				Other	Securities Under	Restricted		All
	Fiscal			Annual	Options/	Shares or		Other
	Year			Compen-	SARs	Share	LTIP	Compen-
Name and	Ended	Salary	Bonus	sation	Granted[1]	Units	Payouts	sation
Principal Position	July 31	($)	($)	($)	(#)	($)	($)	($)
Ralph Brown(2)	2004	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Former President	2003	Nil	Nil	84,500	Nil	Nil	Nil	Nil
	2002	72,000(1)	20,000(1)	Nil	200,000	Nil	Nil	Nil
Robert Eadie(3)	2004	Nil	Nil	45,000(5)	Nil	Nil	Nil	Nil
Chairman & CEO	2003	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2002	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Robert Sibthorpe(4)	2004	Nil	Nil	20,000	Nil	Nil	Nil	Nil
President	2003	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2002	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(2)    The sum of the number of securities under option granted during each fiscal year, on a non-cumulative basis.

(3)    Resigned as President of the Company on October 24, 2003; resigned as a director of the Company on July 2, 2004.

(1)

Appointed Director and President of the Company on October 24, 2003; resigned as President and appointed Chief Executive Officer on June 23, 2004.

(2)

Appointed Director and President of the Company on June 23, 2004.

(3)

Paid to a company controlled by Robert Eadie.

Long Term Incentive Plan (LTIP) Awards

The Company does not have any long term incentive plans and, save as disclosed above, no remuneration payments were made, directly or indirectly, by the Company to its Named Executive Officers during the fiscal year ended July 31, 2004.

An LTIP means “any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one fiscal year whether performance is measured by reference to financial performance of the Company or an affiliate or the price of the Company’s shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units”.

Option and Stock Appreciation Rights (SARs)

The Company has in place a stock option plan for the purpose of attracting and motivating directors, officers, employees and consultants of the Company and advancing the interests of the Company by affording such person with the opportunity to acquire an equity interest in the Company through rights granted under the plan to purchase shares of the Company. See “Particulars of Other Matters to be Acted Upon – Ratification of Stock Option Plan” below for details relating to the Company’s existing stock option plan.

The following table discloses the particulars of the options or SARs granted to the Named Executive Officer during the Company’s completed financial year ended July 31, 2004:

Option/SAR Grants during the Most Recently Completed Financial Year

Name	Securities Under Options/SARs Granted	% of Total Options/SARs Granted in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiry Date
Robert Eadie	Nil	N/A	N/A	N/A	N/A
Bob Sibthorpe	Nil	N/A	N/A	N/A	N/A

During the Company’s completed financial year ended July 31, 2004, no options were exercised by the Named Executive Officers.

Option and SAR Repricings

There were no repricings of stock options under the stock option plan or otherwise during the Company’s completed financial year ended July 31, 2004.

Defined Benefit or Actuarial Plan

The Company does not have a defined benefit or actuarial plan.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no compensatory plans, contracts or arrangements in place with the Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the Named Executive Officer with the Company or from a change in control of the Company or a change in the Named Executive Officer’s responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Compensation of Directors

The Company does not have any non-cash compensation plans for its directors and it does not propose to pay or distribute any non-cash compensation during the current financial year, other than the possible grant of incentive stock options.

Furthermore, other than as disclosed in the Summary Compensation Table for the Named Executive Officers, no amount was paid to any director of the Company during the fiscal year ended July 31, 2004 for services as a consultant or expert, except each of a company controlled by Robert Eadie and Robert Sibthorpe received consulting fees of $45,000 and $20,000, respectively. For details of non-arm’s length transactions involving the Company, refer to the notes to the Company’s financial statements forming part of the Meeting materials.

The following table sets forth information concerning individual grants of options to purchase securities of the Company made to the directors of the Company (excluding the Named Executive Officers), during the most recently completed financial year or subsequent to the year-end:

Name of Director and Position as at Financial Year-End	Securities Under Options Granted (#)(1)	% of Total Options Granted to All Employees	Exercise or Base Price ($/Securities)(2)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Date of Grant	Expiration Date
N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1)     The options generally become exercisable on the date of grant, subject to regulatory and shareholder approval.

(2)     The exercise price of stock options is determined by the board of directors, in accordance with TSX Venture Exchange policies.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company’s last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company other than as disclosed herein.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or senior officers of the Company or any associates or affiliates of the Company are or have been indebted to the Company at any time since the beginning of the last completed financial year of the Company.

MANAGEMENT CONTRACTS

During the Company’s most recently completed financial year ended July 31, 2004, there were no management functions of the Company, which were to any substantial degree performed by a person other than a director or senior officer of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

A.

Election of Directors

Although Management is only nominating four (4) individuals to stand for election, the names of further nominees for directors may come from the floor at the Meeting.

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the shareholders unless that person ceases to be a director before then. In the absence of instructions to the contrary, the shares represented by Proxy will, on a poll, be voted for the nominees herein listed. Management does not contemplate that any of the nominees will be unable to serve as a director.

The following table sets out the names of the persons to be nominated for election as directors, the positions and offices which they presently hold with the Company, their respective principal occupations or employments during the past five years if such nominee is not presently an elected director and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular:

Name and Residence of Proposed Directors and Present Offices Held	Date Elected or Appointed a Director	Principal Occupation	Number of Shares(1)
Robert Eadie Chairman and CEO and Director	October 24, 2003	Chairman & CEO of the Company, June 23, 2004 to present; President of the Company, October 2003 to June 23, 2004; President of Messina Minerals Inc., a mineral exploration company, July 2002 to September, 2003; Self employed businessman prior to July 2002.	820,000
Robert Sibthorpe President and Director	July 28, 2003	Self employed geological consultant, January 2003 to present; Senior Vice President of Ivanhoe Mines Ltd., March 2001 to January 2003; Corporate Finance executive with Canaccord Capital Corporation, January 2000 to March 2001.	150,000
Ken Sumanik Director	November 19, 1993	Resource Consultant, October 2002 to present; Ministerial Assistant to the Minister of Mines, British Columbia, June 2001 to September 2002; Resource Consultant, January 1999 to June 2001; Vice President, Environment and Land Use, Mining Association of British Columbia, January 1989 to January 1999.	20,000
Gary Hawthorn Director	July 30, 2004	Consulting Geologist (P.Eng.), President of Westcoast Mineral Testing Inc., 1988 to present.	145,000

(1)    Information as to voting shares beneficially owned, not being within the knowledge of the Company, has been furnished by the respective nominees individually.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company except the directors and executive officers of the Company acting solely in such capacity.

No proposed director is, at the date of this Information Circular, or has been, within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity:

(a)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)

was the subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(d)

has, within the 10 years before the date of the Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

All of the proposed nominees are ordinarily resident in Canada.

The board of directors has not appointed any executive committee, other than the audit and compensation committees.

Pursuant to the provisions of the Business Corporations Act of British Columbia, the Company is required to have an Audit Committee which, at the present time, is comprised of Messrs Robert Eadie, Gary Hawthorn and Ken Sumanik The Compensation Committee is comprised of Messrs. Bob Sibthorpe, Gary Hawthorn and Ken Sumanik.

B.         Audit Committee

The Audit Committee’s Charter

Mandate

The primary function of the audit committee (the “Committee”) is to assist the board of directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to (i) serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements; (ii) review and appraise the performance of the Company’s external auditors; and (iii) provide an open avenue of communication among the Company’s auditors, financial and senior management and the board of directors.

Composition

The Committee shall be comprised of three directors as determined by the board of directors, the majority of whom shall be free from any relationship that, in the opinion of the board of directors, would interfere with the exercise of is or her independent judgment as a member of the Committee.

The members of the Committee shall be appointed by the board of directors at its first meeting following the annual shareholders’ meeting. Unless a Chair is appointed by the full board of directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet at least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

            Documents/Reports Review

              (a)   Review and update this Charter annually.

(a)

Review the Company’s financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion or review rendered by the external auditors.

External Auditors

Review annually the performance of the external auditors who shall be ultimately accountable to the board of directors and the Committee as representatives of the shareholders of the Company.

Obtain annually a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

Take or recommend that the full board of directors take appropriate action to oversee the independence of the external auditors.

Recommend to the board of directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.

Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

the aggregate amount of all such non-audit services provided to the Company constitutes not more than 5% of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided; such services were not recognized by the Company at the time of the engagement to be non-audit services; and such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the board of directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

In consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external.

Consider the external auditor’s judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.

Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

Review certification process.

Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

Robert Eadie

Not independent*          Financially literate*

Gary Hawthorn

Independent*

            Financially literate*

Ken Sumanik

Independent*

            Financially literate*

*

As defined by Multilateral Instrument 52-110 (“MI 52-110”).

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the board of directors of the Company.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completely financial year has the Company relied on the exemption in section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading “External Auditors”.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2004	$ 5,000	Nil	Nil	$ 1,800(1)
2003	$ 4,250	Nil	$ 250	Nil

(1) Fees pertain to translating the Company’s financial statements to US GAAP.

(C)   Appointment of Auditor

Shareholders will vote for the appointment of MacKay LLP, Chartered Accountants, of Suite 1100, 1177 West Hastings Street, Vancouver, British Columbia, as Auditor of the Company for the ensuing year at a renumeration to be fixed by the directors. On December 6, 2004, N.I. Cameron Inc., Chartered Accountants, was asked to resign as Auditor and the directors, by resolution, appointed MacKay LLP, Chartered Accountants, as the Auditor of the Company. Shareholders are asked to approve the appointment of MacKay LLP, Chartered Accountants, as the Auditor of the Company for the ensuing year.

The Notice of Change of Auditor required pursuant to National Instrument 51-102 is attached hereto as Schedule “A” together with a letter from N.I. Cameron Inc., Chartered Accountants, and MacKay LLP, Chartered Accountants, respecting the change.

Management recommended that the shareholders of the Company approve the appointment of MacKay LLP, Chartered Accountants, as the new Auditor of the Company.

(D)   Compliance with new British Columbia Business Corporations Act

On March 29, 2004, the new Business Corporations Act (British Columbia) (the “New Act”) came into force replacing the previous Company Act (British Columbia) (the “Previous Act”). As a result, all BC companies are now governed by the New Act. The purpose of the New Act is to modernize and streamline company law in British Columbia by providing greater flexibility to companies through the removal of many of the restrictive provisions of the Previous Act, such as directors’ residency requirements and pre-emptive rights of shareholders. The New Act also reduces the regulatory burden on companies by eliminating certain filing and recordkeeping requirements and by implementing an electronic filing system.

Highlights of the New Act

Corporate Records and the Registrar of Companies

•

          All filings with the Registrar of Companies including incorporation applications, constitutional amendments and other  documents may be filed electronically,   permitting filings to be made on a “24/7” basis.

•

          A company’s Articles will no longer be kept on file at the office of the Registrar of Companies and will be maintained only in the company’s minute book.

The documents on file with the Registrar will be very limited, making proper maintenance of a company’s corporate records much more important.

Share Capital and Corporate Finance

•

The New Act permits an unlimited number of shares in each class of its authorized capital. Fractional shares will also be permitted. Companies will still be able to issue shares with or without par value.

•

The right to declare and pay dividends has been clarified and made more flexible. Under the New Act,

•

dividends may be declared out of profits, capital or otherwise. In addition, the definition of insolvency in the New Act, which in effect limits a company’s ability to pay dividends as well as to repurchase and redeem its shares, has been clarified, which will result in increased flexibility.

•

The New Act does not require that a company’s offer to purchase or redeem its own shares be made on a pro-rata basis to all shareholders.

•

Under the New Act a company may provide financial assistance in connection with the purchase of shares which was not permitted under the Previous Act although the company will have to disclose such assistance to its shareholders by making a filing in its corporate records.

·

Directors and Officers

•

          The requirement that a majority of the directors of a company be resident in Canada (and at least one be resident in British Columbia) has been removed.  Under the New Act there are no residency requirements for directors.

•

          There is no longer a requirement to appoint a President and a Secretary. A company will be permitted to have whatever officers it chooses.

•

          The provisions regarding conflicts of interest of directors have been expanded and clarified.

•

          Court approval is no longer required for indemnification of directors and officers against claims made against them or expenses incurred in defending themselves, subject to some exceptions. In some circumstances, indemnification will be mandatory.

•

          Directors’ consent resolutions may be passed in the manner provided under the Articles, including by email.

Share holders

·

         Under the New Act a company may hold its annual general meetings in locations outside of British Columbia, without approval from the Registrar, if the same is permitted by the Articles or by a resolution of the shareholders of the company.

·

         Shareholders are permitted to attend meetings by telephone or other electronic means.

·

         Under the Previous Act, certain significant actions by a company must be approved by a special resolution of its shareholders, which requires approval by 3/4 of the votes cast by the shareholders eligible to vote on the resolution. The New Act reduces that threshold to 2/3 for companies incorporated under that Act, and pre-existing companies may amend their Articles to adopt the same threshold. Alternatively, companies may specify in their Articles a percentage required to pass a special resolution that is between these two thresholds.

·

         Under the New Act, a shareholder will be able to require a public company, by way of a shareholder proposal, to put a matter before its shareholders at a general meeting. Generally speaking, shareholders holding at least 1% of the voting shares can submit proposals to the company three months prior to the anniversary of the last annual general meeting of shareholders.

·

         The requirement to publish advance notice of election of directors at least 56 days prior to a general meeting has been removed.

Corporate Changes

·

         Amalgamations will be possible without court approval. A simplified procedure will apply to vertical and horizontal “short-form” amalgamations. In limited circumstances amalgamations with companies of other jurisdictions will be permitted.

·

         The process for voluntary dissolution of a company will be more flexible.

·

         Restoration of a dissolved company will be possible by order of the Registrar of Companies without the need for court approval.

·

          Companies will have an enhanced ability to apply to court for an order to correct errors in their Articles, Notice of Articles, minutes of meetings, resolutions, register of directors or central securities register that result in non-compliance with either the New Act or the Previous Act.

Transition to the New Act

Every British Columbia company, including the Company, must transition to the New Act no later than March 29, 2006. In order to do so, the Company must electronically file a Transition Application with the Registrar of Companies which contains a “Notice of Articles” which on filing will replace the corporate Memorandum.

Once transitioned, the Company will no longer have a Memorandum and the Notice of Articles will set out, amongst other things, the authorized share structure of the Company and the names and addresses of the directors. Any company that has not completed the transition to the New Act by March 29, 2006 will be subject to dissolution. In addition, companies that have not completed the transition cannot complete various corporate actions, including capital alterations or name changes.

While an existing B.C. company is not required to change its corporate Articles under the New Act, it is anticipated that most public companies will likely do so in order to take advantage of certain provisions of the New Act that give more flexibility in terms of corporate governance.

The board of directors of the Company has passed a resolution approving the filing of a Transition Application. The Transition Application contains as new Notice of Articles (which will replace the Company’s existing Memorandum).

Proposed Resolutions to be Passed at the Meeting Relating to the New Act

Removal of Pre-Existing Company Provisions

Under the New Act, every “pre-existing company” remains subject to certain “Pre-existing Company Provisions” contained in the Previous Act unless such provisions are removed with the approval of the shareholders by way of special resolution. Such Pre-existing Company Provisions include the following provisions relevant to the Company:

·    the majority required to pass a special resolution is 3/4 of those votes cast at a properly constituted meeting of shareholders. Under the New Act a special  resolution may be passed with a minimum 2/3 vote; and

·    a repurchase or redemption of shares can only be offered pro-rata to all shareholders. This provision has been removed under the New Act.

In order to take full advantage of the flexibility offered by the New Act, the board of directors of the Company proposes to remove the Pre-existing Company Provisions in connection with the adoption by the Company of a new form of Articles that incorporates provisions permitted under the New Act. The removal of the Pre-existing Company Provisions requires the affirmative vote of not less than ¾ of the votes cast at the Meeting by shareholders of the Company, present in person or by proxy. Accordingly, the Company’s shareholders will be asked to consider and, if deemed advisable, to pass, with or without amendment, the following special resolution:

“RESOLVED, as a Special Resolution, that:

(a)

the Pre-Existing Company Provisions set forth in Part 16 of the Regulations to the Business Corporations Act (British Columbia) are hereby removed and no longer apply to the Company;

(b)

the President or any one director of the Company is authorized to instruct its agents to file a Notice of Alteration to a Notice of Articles with the Registrar of Companies along with all other necessary documents and take such further actions that may be necessary to effect the amendment;

(c)

the Notice of Alteration shall not be filed with the Registrar of Companies unless and until this resolution has been received for deposit at the Company’s record office; and

(d)

the board of directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders.”

Alteration of Authorized Share Capital

The Company proposes to alter its Notice of Articles to increase the Company’s authorized capital from 100,000,000 common shares without par value to an unlimited number of common shares without par value as now permitted under the New Act.

Management believes that authorizing the Company to issue an unlimited number of common shares would benefit the Company by providing greater flexibility to carry out future capital raising activities and helping to avoid delays and expenses associated with convening an extraordinary general meeting to approve further alterations to the Company’s authorized share capital.

The resolution to increase the authorized capital requires the affirmative vote of not less than ¾ of the votes cast at the Meeting by shareholders of the Company, present in person or by proxy. Accordingly, the Company’s shareholders will be asked to consider and, if thought advisable, to pass, with or without amendment, a special resolution as follows:

“RESOLVED, as a Special Resolution, that:

(a)

the number of common shares authorized to be issued be increased to an unlimited number of common shares without par value and the Company’s Notice of Articles be altered accordingly;

(b)

the President or any one director of the Company is instructed to authorize its agents to file a Notice of Alteration to a Notice of Articles with the Registrar of Companies along with all other necessary documents and take such further actions that may be necessary to effect the amendment; and

(c)

the board of directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders.”

Replacement of Articles

The board of directors of the Company is seeking shareholder approval to replace the existing Articles (the “Old Articles”) of the Company with a new form of Articles (the “New Articles”) that takes advantage of the greater flexibility provided under the New Act.

The following is a summary of certain key provisions contained in the New Articles that represent a change from the Old Articles:

1.

Location of Shareholder Meeting: if approved by director’s resolution, general meetings of shareholders of the Company can be held at locations outside of British Columbia;

2.

Time of Shareholder Meeting: general meetings of shareholders of the Company are required to be held each calendar year and not more than fifteen months (rather than thirteen months as was previously the case) after the holding of the last preceding annual general meeting;

3,

Shareholder Resolutions at Meetings: the requisite majority to pass a special resolution at a meeting of shareholders is decreased from a 3/4 majority to a 2/3 majority;

4.

Shareholder Resolutions by Written Consent: shareholders may pass a resolution without a meeting by unanimous written consent in the case of a special resolution, or by consent of the shareholders holding 2/3 of the voting shares in the case of an ordinary resolution;

5.

Redemption and Repurchase: any offer by the Company to purchase or redeem its own shares does not have to be made pro rata to all the shareholders;

6.

Resolutions Required to Efect Capital Alterations: changes to the Company’s capital structure may be effected by ordinary resolution including, but not limited to, the following: creation or cancellation of one or more classes or series of shares, creation or removal of special rights and restrictions attaching to any class or series of shares, changing the authorized capital, consolidating or subdividing all or any of its issued or unissued shares, and other alterations to the share capital and authorized capital where permitted under the New Act;

7.

Change of Name: the name of the Company can be changed by ordinary resolution or resolution of the directors; and

8.

Director Indemnification: the New Articles reflect the New Act provisions with respect to the indemnification of directors and officers and other eligible persons. These include the removal of court approval of any agreement to indemnify a director or officer in most cases, as well as mandatory indemnification in certain eligible cases.

The full text of the proposed Articles will be presented to the shareholders at the Meeting. Shareholders may also view the proposed Articles in advance of the Meeting at the Company’s records office, Suite 600, 580 Hornby Street, Vancouver, British Columbia.

The board of directors of the Company proposes to adopt the New Articles. The adoption of the new Articles requires the affirmative vote of not less than ¾ of the votes cast at the Meeting by the Company’s shareholders, in person or by proxy. Accordingly, the Company’s shareholders will be asked to consider and, if thought advisable, to pass, with or without amendment, a special resolution as follows:

“RESOLVED, as a Special Resolution, that:

(a)

the existing Articles of the Company be cancelled and the form of Articles presented at the Meeting be adopted as the Articles of the Company in substitution for, and to the exclusion of the existing Articles; and

(b)     the President or any one director of the Company, signing alone, be authorized to execute and deliver all such documents and instruments, including the new form of Articles, and to do such further acts, as may be necessary to give full effect to these resolutions or as may be required to carry out the full intent and meaning thereof.”

If approved by the shareholders, the above amendments to the Notice of Articles will become effective immediately upon the filing of a Notice of Alteration to the Notice of Articles with the Registrar of Companies. However, in the case of the Articles (which are no longer filed with the Registrar of Companies), the above amendments will become effective immediately upon their execution and delivery to the records office of the Company.

D.

Adoption of New Stock Option Plan and Repricing of Stock Options

The Company received shareholder approval at its Annual and Special Meeting held on February 11, 2004 to a “rolling” stock option plan whereby a maximum of 10% of the issued shares of the Company, from time to time, may be reserved for issuance pursuant to the exercise of options. On October 1, 2004, the board of directors of the Company approved the adoption of a fixed number stock option plan (the “New Plan”), whereby a maximum of 20%

of the Company’s issued shares as at the date of shareholder approval may be reserved for issuance pursuant to the exercise of options. The Company expects to complete a private placement before the meeting and accordingly the number of shares to be reserved under the New Plan will reflect this private placement. The TSX Venture Exchange (the “TSX.V”) requires listed companies that adopt new stock option plans receive shareholder approval to such plan at the Company’s annual general meeting. As such, the directors of the Company wish to have the shareholders ratify and approve the Plan.

The material terms of the New Plan are as follows:

1.

 The term of any options granted under the Plan will be fixed by the board of directors at the time such options are granted, provided that options will not be permitted to exceed a term of five years (or ten years if the Company is reclassified by the TSX.V as a Tier 1 Issuer).

2.

The exercise price of any options granted under the Plan will be determined by the board of directors, in its sole discretion, but shall not be less than the closing price of the Company’s common shares on the day preceding the day on which the directors grant such options, less any discount permitted by the TSX.V to a   minimum of $0.05 per share.

3.      Options granted under the New Plan will be subject to vesting at a minimum over an 18 month period. The Board may impose additional vesting requirements. If the exercise price of the options is less than the market price at the date of grant, a four month hold period will apply to all shares issued under each option,    commencing from the date of grant.

1.

All options will be non-assignable and non-transferable.

5.        No more than

(i) 5% of the issued shares may be granted to any one individual in any 12 month period; and

(ii) 2% of the issued shares may be granted to a consultant, or an employee performing investor relations activities, in any 12 month period.

6.

If the option holder ceases to be a director of the Company or ceases to be employed by the Company (other then by reason of death), as the case may be, then  the option granted shall expire on no later than the 90th day following the date that the option holder ceases to be a director or ceases to be employed by the  Company, subject to the terms and conditions set out in the Plan. However, if the option holder is engaged in investor relations activities the options must expire within 30 days after the option holder ceases to be employed by the Company to provide investor relations activities, in accordance with the policies of the Exchange.

7.

Disinterested shareholder approval must be obtained for (i) any reduction in the exercise price of an outstanding option, if the option holder is an insider; (ii) any

a.

grant of options to insiders, within a 12 month period, exceeding 10% of the Company’s issued shares; and (iii) any grant of options to any one individual, within a

b.

12 month period, exceeding 5% of the Company’s issued shares.

8.

Options will be reclassified in the event of any consolidation, subdivision, conversion or exchange of the Company’s common shares.

The Plan is subject to receipt of annual TSX.V acceptance to its filing. Shareholders will be asked to consider, and if thought fit to approve a resolution ratifying and approving the Company’s existing Plan.

Reference should be made to the full text of the Plan which will be made available at the offices of the Company, Suite 600, 580 Hornby Street, Vancouver, British Columbia, until the business day immediately preceding the date of the Meeting.

In addition, TSX.V Policy requires that a listed company must obtain “disinterested shareholder approval” (such that no insider or proposed insider (or their associates) will be entitled to vote on such resolutions) to:

1.

a decrease in the exercise price of stock options previously granted to insiders; and

2.

if and only if the Company becomes a Tier 1 issuer, the issuance to any one optionee, within any

      12 month period, of a number of shares exceeding 5% of the issued shares; and

3.

the grant to insiders, within a 12 month period, of a number of options exceeding 10% of the number of issued shares.

It may occur that the Company will grant stock options pursuant to the Plan, from time to time during the next 12 months, to insiders that in aggregate will exceed 10% of the Company’s issued shares. Accordingly, shareholders will be asked to pass resolutions authorizing the directors to implement the above. Granting the directors the right to issue or renegotiate the price of such options does not mean that the same will occur. Rather it allows the directors the flexibility to undertake the same should the circumstances warrant, without the expense of calling another shareholder meeting to specifically approve each issuance or renegotiation of price.

OTHER MATTERS

Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Instrument of Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting by proxy.

ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company’s profile on the SEDAR website at www.sedar.com. Financial information relating to STARCORE INTERNATIONAL VENTURES LTD. is provided in the Company’s comparative financial statements and management discussion and analysis (“MD&A”) for the fiscal year ended July 31, 2004. Shareholders may contact the Company to request copies of the financial statements and MD&A by: (i) mail to Suite 600, 580 Hornby Street, Vancouver, B.C. V6C 3B6; or (ii) fax to (604) 602-4936.

APPROVAL

The content and sending of this Information Circular has been approved by the Company’s board of directors. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED at Vancouver, B.C., the 6th day of December, 2004.

                                          BY ORDER OF THE BOARD

                                       “Robert Eadie”

                                                 Chairman & CEO

STARCORE INTERNATIONAL VENTURES LTD.
(Formerly Starcore Resources Ltd.)
INTERIM FINANCIAL STATEMENTS
October 31, 2004

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statement for the period ended October 31, 2004.

NOTICE TO READER

The interim balance sheet as at October 31, 2004 and the interim statements of loss and deficit, and the interim statements of cash flows for the three month period then ended are the responsibility of the Company’s management.

These financial statements have not been reviewed on behalf of the shareholders by the independent external auditors.

The interim financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian Generally Accepted Accounting Principles.

/s/ Robert Eadie                                                                              s/ Robert Sibthorpe

Robert Eadie, Director

Robert Sibthorpe, Director

Vancouver, BC Canada

Vancouver, BC Canada

December 15, 2004

December 15, 2004

Suite 600 – 580 Hornby Street, Vancouver, British Columbia, Canada V6C 3B6

Telephone: (604) 602-4935 Fax: (604) 602-4936 e-mail. info@starcore.com website: starcore.com

STARCORE INTERNATIONAL VENTURES LTD.

(Formerly Starcore Resources Ltd.)
INTERIM BALANCE SHEET

October 31, 2004

(With Comparative Figures for July 31, 2004)

                        ASSETS

	October 31,2004	July 31, 2004
CURRENT Cash	$ 402,606	$ 507,805
Accounts receivable	5,017	7,848
Prepaid expense	8,151	23,368
	415,774	539,021
INVESTMENTS (Notes 2 and 3)	5,000	5,000
RESOURCE PROPERTIES (Note 4)	236,524	207,296
PROPERTY, PLANT AND EQUIPMENT (Notes 2 and 5)	3,251	1,899
	$ 660,549	$ 753,216
LIABILITIES CURRENT Accounts payable (Note 9)	$ 32,913	$ 29,915
	32,913	29,215

                                                           SHAREHOLDERS’ EQUITY (DEFICIT)

CAPITAL STOCK (Notes 4 and 8) Authorized:
100,000,000 common shares without par value Issued:
6,359,225 shares	12,769,503	12,695,308
Shares subscribed not issued	100,000	169,750
DEFICIT	(12,241,867)	(12,141,757)
	627,636	723,301
	$ 660,549	$ 753,216

COMMITMENTS (Note 11)

Approved by the Directors

/s/ Robert Eadie

Director

/s/ Robert Sibthorpe

Director

The accompanying notes are an integral part of these financial statements

STARCORE INTERNATIONAL VENTURES LTD.

(Formerly Starcore Resources Ltd.)
INTERIM STATEMENT OF INCOME AND DEFICIT
For the First Quarter Ended October 31, 2004

	2004	2003
EXPENSES Accounting and audit	3,734	1,125
Amortization	284	243
Bank charges and interest	623	24
Consulting fees	24,351	-
Filing fees & services (Canada)	1,985	40
Filing fees & services (USA)	15,077	-
Legal fees	1,017	-
Management fees (Note 9)	8,250	11,000
Office and printing	8,238	4,633
Shareholders’ information	18,791	600
Transfer agent’s fees	1,441	-
Travel and promotion	36,776	-
	120,567	17,665
LOSS BEFORE UNDERNOTED ITEMS	(120,567)	(17,665)
EXPENSES RECOVERED	20,457	-
	20,457
NET LOSS FOR THE PERIOD	(100,110)	(17,665)
DEFICIT AT BEGINNING OF PERIOD	(12,141,757)	(11,896,349)
DEFICIT AT END OF PERIOD	(12,241,867)	(11,914,014)
LOSS PER SHARE	(0.02)	(0.00)
(Weighted Average: 5,859,642 shares)

The accompanying notes are an integral part to these financial statements.

STARCORE INTERNATIONAL VENTURES LTD.

(Formerly Starcore Resources Ltd.)
INTERIM STATEMENT OF INCOME AND DEFICIT
For the First Quarter Ended October 31, 2004

	2004	2003
OPERATING ACTIVITIES
Net loss for the period	(100,110)	(17,665)
Items not involving cash
Amortization	284	243
Write-off of accounts payable	(16,191)	-
	(116,017)	(17,422)
Change in non-cash operating working capital	37,237	16,611
	(78,780)	(811)

FINANCING ACTIVITIES
Increase (Decrease) in loans payable
Issued of common stock/consolidation	74,195	-
Shares subscribed	(69,750)	-
	4,445	-

INVESTING ACTIVITIES
Proceeds on disposal of investments
Purchase of investments	(1,636)
Resource property expenditures, net of recoveries	(29,228)	-
	(30,864)	-

INCREASE (DECREASE) in cash during the period	(105,199)	(811)

CASH (DEFICIENCY) at beginning of period	507,805	913

CASH (DEFICIENCY) at end of period	402,606	102

The accompanying notes are an integral part to these financial statements.

STARCORE INTERNATIONAL VENTURES LTD.
(Formerly Starcore Resources Ltd.)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
For the First Quarter Ended October 31, 2004

1.

NATURE OF OPERATIONS

The Company is in the process of exploring its resource properties and has not determined whether these properties contain reserves which are economically recoverable.

The recoverability of amounts shown for resource properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and future profitable production from the properties or proceeds from disposition.

On February 2, 2004, the Company changed its name from Starcore Resources Ltd. to Starcore International Ventures Ltd.

2.

SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.

The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a)

Resource properties

Acquisition costs of resource properties together with direct exploration and development expenditures thereon are deferred in the accounts. When production is attained these costs will be amortized. When deferred expenditures on individual producing properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written-off when the decision to abandon is made.

(b)

Investments

Investments are carried at cost except where, in the opinion of management, there has been a loss in value that is other than a temporary decline in which case the carrying value is reduced to its estimated realizable value.

STARCORE INTERNATIONAL VENTURES LTD.
(Formerly Starcore Resources Ltd.)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
For the First Quarter Ended October 31, 2004

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(a)

Property, Plant and Equipment

            Property, plant and equipment are recorded at cost. Amortization is provided on the declining balance basis at the following annual rates:

             Furniture and fixtures

20%

             Office equipment

20%

(b)

Going concern

            The accompanying financial statements have been presented assuming the Company will continue as a going concern. At October 31, 2004, the Company had accumulated $12,241,867 in losses and had no revenue-producing operations. At the date of this report, the Company does not have significant liquidity and its ability to continue as a going concern is dependent upon its ability to raise additional capital or merge with a revenue producing venture partner. These matters raise substantial doubt about the Company’s ability to continue as a going concern. No   adjustments have been made in the accompanying financial statements to provide for this uncertainty.

3.

INVESTMENTS

Investments consist of shares in public companies which as at October 31, 2004 had a quoted market value of $5,000 (2003 - $5,000).

4.

      RESOURCE PROPERTIES

         Resource properties consists of:

	Oct-31-2004	Jul-31-2004
Cerro Dolores Acquisition costs	$ 100,000	$ 100,000
Assaying & sampling	16,736	15,196
Consulting fees	72,238	49,308
Legal fees & licenses	5,390	5,390
Maps & reports	1,913	1,877
Property taxes	12,029	7,307
Site visits	28,217	28,217
	236,522	207,295
Denain Acquisition costs	$ 1	$ 1
Total Resource Properties	$ 236,524	$ 207,296

STARCORE INTERNATIONAL VENTURES LTD.
(Formerly Starcore Resources Ltd.)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
For the First Quarter Ended October 31, 2004

4.

RESOURCE PROPERTIES (cont’d)

(a)

Cerro Dolores

            The Company entered into an option agreement dated for reference the 15th day of December, 2003, with Wheaton River Minerals Ltd. and two of Wheaton’s subsidiaries, Luismin, S.A. de C.V. and Compania Minera Astumex, S.A. de C.V. (collectively, “Wheaton”) for the acquisition of up to an 80% interest in the Cerro de Dolores property (the “Agreement”) subject to a 3% net smelter return royalty.

            In order to exercise an initial option and acquire a 51% interest in the property, the Company must issue a total of 250,000 post consolidation common shares and incur US $1.4 million in exploration expenditures on the property over a four year period following the approval of the TSX Venture Exchange (the “Exchange”) for the Agreement, as follows:

1.

100,000 common shares upon Exchange acceptance of the Agreement (issued);

2.

an additional 50,000 common shares and US $300,000 in exploration expenditures within one year of Exchange acceptance;

3.

an additional 50,000 common shares and US $300,000 in exploration expenditures within two years of Exchange acceptance;

4.

an additional 50,000 common shares and US $300,000 in exploration expenditures within three years of Exchange acceptance; and

5.

the final US $500,000 (??) in exploration expenditures within four years of Exchange acceptance.

            Upon issuing the shares and completing the expenditures set out above, the Company will have earned a 51% interest in the Cerro de Dolores property. The Company can earn an additional 29% interest in the property by placing the property into commercial production. If the Company earns its initial 51% interest but does not place the property into commercial production, Wheaton will have the option to re-acquire an 11% interest in the property from the Company or for a cash purchase of $300,000 or 11/80 of the exploration expenditures incurred by the Company.

            The Company paid a finders fee of 100,000 common shares in connection with the Agreement.

(b)

Denain

            During a prior year, the Company entered into an option agreement to acquire a 50% interest in certain mineral claims located in the Denain Township, Quebec. The Company abandoned this option during the current year. The Company issued 230,000 shares with a deemed value of $74,000 and incurred $315,159 in exploration expenses prior to abandoning this option.

STARCORE INTERNATIONAL VENTURES LTD.
(Formerly Starcore Resources Ltd.)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
For the First Quarter Ended October 31, 2004

5.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of:

		October 31, 2004		July 31, 2004
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Furniture and fixtures	$ 3,241	$ 3,241	$ -	$ 326
Office equipment	8,419	5,168	1,899	2,544
	$ 11,660	$ 8,409	$ 1,899	$ 2,870

6.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, accounts receivable, loan receivable, investments, accounts payable and loans payable. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

8.

CAPITAL STOCK

(a)      Changes in issued capital stock during the years ended October 31 were as follows:

	2004		2003
	Number of shares	Amount	Number of shares	Amount

Issued at beginning of period	5,814,225	$12,695,308	16,538,192	$11,615,786
Issued during the period:
For cash
- Special Warrants @ $0.15	385,000	57,750
- Warrants @ $0.20	160,000	32,000
- Legal fees	-	(15,556)

Issued at end of period	6,359,225	$12,769,502	16,538,192	$11,615,786

STARCORE INTERNATIONAL VENTURES LTD.

(Formerly Starcore Resources Ltd.)

NOTES TO THE INTERIM FINANCIAL STATEMENTS

For the First Quarter Ended October 31, 2004

8.

CAPITAL STOCK (cont’d)

(b)    During the quarter, the Company issued 385,000 special warrants @ $0.15 per special warrant. Each special warrant entitled the holder to receive, for no additional consideration, one common share and one common share purchase warrant, each warrant exercisable to acquire a further common share for a period of one year, at a price of $0.20 for arm’s length holders and $0.30 per share for non-arm’s length holders. In addition, 160,000 share purchase warrants, with an exercise price of $0.20 per share purchase warrant, were exercised, leaving a balance of 3,108,000 share purchase warrants with exercise price ranging from $0.20 - $0.75.

As at October 31, 2004, 1,662,000 special warrants had been exercised leaving a balance of 666,666 special warrants outstanding, which were reported as “Shares Subscribed but Not Issued” ($100,000).

In addition, the company had share purchase warrants outstanding as follows:

Expiry date	# of warrants	Exercise price
March 1, 2005	997,000	$0.20
	505,000	$0.30
June 23, 3005	1,320,000	$0.75
June 23, 3006		$1.50
Total	2,822,000

In addition, there are 286,000 agent’s warrants with an exercise price of $0.60 per warrant and expiring on June 23, 2005.

Proceeds for 32,000 share purchase warrants ($0.20/warrant) were received during the quarter.

(c)

There are no incentive stock options outstanding as at October 31, 2004.

9.

RELATED PARTY TRANSACTIONS

During the quarter October 31, 2004, the Company incurred management fees of $8,250 (2003 - $11,000) and deferred geological consulting fees of $16,250 (2003 – Nil) to 2 directors. At the end of the quarter, there were no amounts due to the directors (2003 - $150,000).

STARCORE INTERNATIONAL VENTURES LTD.
(Formerly Starcore Resources Ltd.)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
For the First Quarter Ended October 31, 2004

10.

COMMITMENTS

The Company is committed under an operating lease for the Company’s office space to the following annual lease payments:

2005

$16,860

2006

$16,860

11.

SUBSEQUENT EVENTS

On November 25, 2004, announced acquisitions of contiguous grounds to the Cerro Dolores property. In addition, an update on the exploration activities of the Cerro Dolores was released (Please refer to press release).

On December 9, 2004, the Company announced that it had arranged a non-brokered private placement involving the issuance of 3.4 million units at $0.45 per unit, for total proceeds of $1,530,000. Each unit consists of one common share and one non-transferable share purchase warrant entitling the purchase of an additional common share of the Company for a period of two years at a price of $0.60 per share. A finder’s fee will apply in this transaction in accordance with the policies of the TSX Venture Exchange. The proceeds from the private placement will be used to fund the exploration and development on the Company’s Cerro Dolores property in Mexico.

MANAGEMENT DISCUSSION & ANALYSIS
For the quarter ended October 31, 2004

Directors and Officers as at December 15, 2004

Directors

Officers

Ralph Brown

Robert Sibthorpe, President

Robert Eadie

Jorge Avelino, Secretary

Gary Hawthorne

Robert Sibthorpe

Ken Sumanik

Contact Name:

Robert Eadie

Contact e-mail address:

robe100@radiant.net

TSX Ventures Exchange Symbol:

SAM.H

Suite 600 – 580 Hornby Street, Vancouver, British Columbia, Canada V6C 3B6

Telephone: (604) 602-4935 Fax: (604) 602-4936 e-mail. info@starcore.com website: starcore.com

Form 51-102-F1

STARCORE INTERNATIONAL VENTURES INC.

(Formerly: STARCORE RESOURCES LTD.)

MANAGEMENT DISCUSSION & ANALYSIS
For the Quarter Ended October 31, 2004

1.1 Date of This Report

December 15, 2004.

1.2 Overall Performance

Description of Business

Starcore International Ventures Inc. was originally listed as Starcore Resources Ltd. on the NEX Board of the TSX Venture Exchange with trading symbol “SOE.H”. Pursuant to a special resolution passed by the shareholders on January 30, 2003, the Company consolidated its capital on a 10 old for 1 new basis effective February 2, 2004. The TSX also approved the change of name to Starcore International Ventures Ltd. Effective Monday, February 2, 2004, the common shares of the Company were listed on the NEX Board of the TSX Venture Exchange under the symbol “SAM.H”, but remained suspended as per TSX-V bulletin dated August 12, 2003.

1.3 Selected Annual Information

The highlights of financial data for the Company for the three most recently completed financial years are as follows:

	July 31, 2004	July 31, 2003	July 31, 2002
(a) Net sales	-	-	-
(b) Loss before extraordinary items (i) Total loss	$245,408	$855,983	$628,366
(ii) Loss per share - basic	$0.11	$0.05	$0.04
(iii) Loss per share - diluted	$0.11	$0.05	$0.04
(c) Net loss (i) Total loss	$245,408	$855,983	$628,366
(ii) Loss per share - basic	$0.11	$0.05	$0.04
(iii) Loss per share - diluted	$0.11	$0.05	$0.04
(d) Total assets	$753,216	$11,852	$754,235
(e) Total long-term liabilities	-	-	-
(f) Cash dividends declared per-share	N/A	N/A	N/A

Starcore International Ventures Ltd.

MD&A

October 31, 2004

1.4 Results of Operations

Discussion of Acquisitions, Operations and Financial Condition

The following should be read in conjunction with the financial statements of the Company and notes attached hereto.

Mineral Property – Cerro de Dolores

On February 11, 2004, the Company announced that it had entered into an option agreement dated for reference the 15th day of December 2003, with Wheaton River Minerals Ltd. and two of Wheaton’s subsidiaries, Luismin, S.A. de C.V. and Compania Minera Astumex, S.A. de C.V. (collectively, “Wheaton”) for the acquisition of up to an 80% interest in the Cerro de Dolores property (the “Agreement”) subject to a 3% net smelter return royalty.

The Cerro de Dolores property consists of 6 mining exploration concessions covering approximately 697 hectares located in the Sierra Madre del Sur, Puebla, Mexico, approximately 350 km southeast from Mexico City. The property is known to host lead-zinc-silver mineralization in a conformable chert lense contained in a thick sequence of metamorphosed volcano sedimentary rocks (phyllites). The lense can be traced on a northeast trending strike of at least 15 kilometers and is generally located near the contact of a limestone unit and the phyllite. Mineralization consists of massive and disseminated sulfides including spharelite, galena, argentite and rare sulfosalts. Mineralized zones occur as discontinuous lenses along a structural corridor close to the limestone phyllite contact.

Previous operators have expended over US $2.0 million on exploration work on the Cerro de Dolores. The Company intends to conduct an initial exploration program to determine whether or not the property can be brought into early small scale production. The Company commissioned Orequest Consulting Ltd., the principals of which are David Gunning, P.Eng. and George Cavey, P.Geo., to prepare a technical report on the property in accordance with NI 43-101. On April 6, 2004, the TSX approved the report and the agreement subject to the completion of the $1 million brokered private placement.

In order to exercise its initial option and acquire a 51% interest in the property, the Company must issue a total of 250,000 post consolidation common shares and incur US $1.4 million in exploration expenditures on the property over a four year period following the approval of the TSX Venture Exchange (the “Exchange”) for the Agreement (acceptance June 23, 2004), as follows:

a)

100,000 common shares upon Exchange acceptance of the Agreement (issued);

b)

an additional 50,000 common shares and US $300,000 in exploration expenditures within one year of Exchange acceptance;

c)

an additional 50,000 common shares and US $300,000 in exploration expenditures within two years of Exchange acceptance;

d)

an additional 50,000 common shares and US $300,000 in exploration expenditures within three years of Exchange acceptance; and

e)

the final US $500,000 in exploration expenditures within four years of Exchange acceptance.

f)

Starcore International Ventures Ltd.

MD&A

October 31, 2004

Upon issuing the shares and completing the expenditures set out above, the Company will have earned a 51% interest in the Cerro de Dolores property. The Company can earn an additional 29% interest in the property by placing the property into commercial production. If the Company earns its initial 51% interest but does not place the property into commercial production, Wheaton will have the option to re-acquire an 11% interest in the property from the Company or for a cash purchase price of $300,000 or 11/80 of the exploration expenditures incurred by the Company.

The Company paid a finders fee of 100,000 common shares in connection with the Agreement.

Proposed Exploration Program

The Company engaged Orequest Consulting to prepare the technical report. Orequest recommended that the Company expend US$315,000 on exploration of the property, including 1500m drilling, as set out below:

Description		Amount
Mobilization & demobilization	US$	10,000
Geological Compilation & organization		10,000
Geological mapping		5,000
Sample analysis		16,000
Administration (inc’l Senior Geologist)		20,000
Communication		1,000
Accommodation, food & travel		20,000
Washing, mapping and sampling of underground (870 level)		20,000
Diamond drilling 1500m at $100/meter		150,000
Mine access road improvements		10,000
Metallurgical studies		15,000
Report		10,000
Contingency @10%		28,700
Total	US$	315,700

Future Plans

The following update was announced in the press release issued on November 25, 2004.

Since acquiring the Cerro Delores property this year, the Company has completed the following tasks:

-

commissioned and received a NI 43-101 Report;

-

compiled the data and map base in electronic format and entered critical data in SURPAC development software;

-

received two independent cost estimates for mining activity at the project;

-

selected sites for water access, processing and tailings disposal;

-

conducted bench scale metallurgical testing of underground samples;

-

sourced and costed out key process equipment;

-

ascertained that the existing underground workings into the mineralization are accessible;

-

initiated environmental studies;

-

obtained term sheets from smelters and estimated transportation costs;

-

determined drill sites for resource potential expansion; and

-

conducted internal production and financial models for the possible mining and processing of the El Transito Deposit to monitor financial viability and identify  critical variables.

Starcore International Ventures Ltd.

MD&A

October 31, 2004

The compilation of key Scoping Study inputs is work in progress and it is expected to be complete and a decision made regarding start up of operations in the Spring of 2005.

The Company is in the process of re-habilitating the Exploration Office at Cerro Delores in preparation for drilling early in 2005. A diamond drill contractor has been sourced and negotiations for a 1,000 meter (minimum) contract are in progress. Drilling will be dedicated to sites selected at El Transito, which may expand the resource base there and to test specific historical workings obtained through the new claim acquisition.

These resources are historical and not NI 43-101 compliant.

Results of Operations

The loss for the three months ended October 31, 2004 was $100,110 as compared with a loss of $17,665 for the three months ended September 30, 2003. The total expenses for the three months ($120,567) increased by

$102,902 compared to the comparative period ($17,665). The details of the expenses discussed above are as follows:	31-Oct-04	31-Oct-03	Increase/ (Decrease)
Accounting and audit	$ 3,734	$ 1,125	2,609
Amortization	284	243	41
Bank charges and interest	623	24	599
Consulting fees	24,351	-	24,351
Filing fees/services (Canada)	1,985	40	1,945
Filing fees/services (U.S.A.)	15,077	-	15,077
Legal	1,017	-	1,017
Management fees	8,250	11,000	(2,750)
Office, rent & telephone	8,238	4,633	3,605
Shareholders’ information	18,791	600	18,191
Transfer agent fees	1,441	-	1,441
Travel, promotion & conferences	36,776	-	36,776
Total General & administrative	$ 120,567	$ 17,665	$ 102,902

During the quarter ended October 31, 2004, the Company increased its expenses, as compared to the comparative quarter ended October 31, 2003, in Consulting fees by $24,351, U.S. filing fees/services by $15,077, Shareholders’ information by $18,191, and Travel, promotion & conferences by $36,776. The major reasons for the increases are:

·

participating actively in various trade shows and investment conferences; and

·

filing Form 20F, “Registration Statement” with the United States Securities and Exchange Commission (“SEC”)

Starcore International Ventures Ltd.

MD&A

October 31, 2004

Investor Relations Activities

During the quarter, the Company issued press releases and responded to investor inquiries.

During the quarter, there were no formal investor relations agreements in place. A director of the Company and two consultants acted the spokespersons responding to any shareholder or investor calls. They handle all shareholder inquiries. In addition, the Company engaged the services of a marketing consultant at a cost of $3,000 for the month of October.

Financings, Principal Purposes & Milestones

On August 3, 2004, the Company announced the appointment of Gary Hawthorn to the board of directors. Mr. Hawthorn is a professional mining engineer with over 40 years of experience in various areas of mineral resource development and production.

During the month of August 2004, 385,000 special warrants, with an exercise price of $0.15 per special warrant, were exercised, leaving a balance outstanding of 666,666 special warrants. In addition, 160,000 share purchase warrants, with an exercise price of $0.20 per share purchase warrant, were exercised, leaving a balance of 3,108,000 share purchase warrants with exercise price ranging from $0.20 - $0.75.

On September 27, 2004, the Company announced that it had filed a Form 20F Registration Statement with the United States Securities and Exchange Commission (“SEC”). The registration statement was filed on behalf of the Company by A. B. Korelin & Associates, Inc. of Vancouver, Washington. Once completed, the registration will allow the Company’s shares to be solicited and traded by licensed broker-dealers in the United States in compliance with SEC regulations. The effective registration statement also moves the Company closer to eligibility for listing its stock on a U.S. stock exchange or market.

On October 1, 2004, the Company announced that the board of directors approved the adoption of a fixed number stock option plan (the “Plan”). Under the Plan, the Company reserved 1,271,845 common shares, equal to 20% of its issued share capital, for the grant of options to directors, officers, key employees and consultants. The board of directors also approved the grant of options to purchase 800,000 shares to directors and officers of the Company, exercisable for five years, at a price of $0.50 per share.

The Plan was prepared in accordance with the policies of the TSX Venture Exchange. The Plan is subject to acceptance by the Exchange and by the shareholders of the Company. The Company will seek the approval of the shareholders at its next annual general meeting.

On October 31, 2004, the Company announce the appointment of Art Freeze and Gary Arca to its Canadian Advisory Board.

The new Canadian Advisory Board will play an active role in refining and executing the Company’s corporate strategy and will provide senior level guidance and consultation to management as the Company advances its projects in Mexico. The Company is most fortunate to have the depth of experience Messrs. Freeze and Arca bring to the team in the areas of mining, corporate finance and corporate governance.

  Starcore International Ventures Ltd.

 MD&A

October 31, 2004

1.5 Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	Q1 31-Oct-04	Q4 31-July-04	Q3 30-Apr-04	Q2 31-Jan-04	Q1 31-Oct-03	Q4 31-July-03	Q3 30-Apr-03	Q2 31-Jan-03
Net sales Net Loss:		-	-	-	-	-	-	-
Total	$100,110	$129,020	$54,224	$44,499	$17,665	$429,324	$45,820	$317,265
Per share	$0.017	$0.056	$0.004	$0.003	$0.001	$0.026	$0.003	$0.020
Per share	$0.017	$0.056	$0.004	$0.003	$0.001	$0.026	$0.003	$0.020

                                    - diluted

Discussion

For the quarter ended October 31, 2004, please refer to Section 1.4 Results of Operations.

The Company reported an increased net loss of $429,324 for the quarter ended July 31, 2003, and a net loss of $317,265 for the quarter ended January 31, 2003. The increases resulted from write-off of resources properties in the amount of $702,174 and $317,265 respectively.

1.6 Liquidity

In management’s view, given the nature of the Company’s operations, which currently consist of agreements covering resource properties, the most relevant financial information relates primarily to current liquidity, solvency and planned expenditures. The Company’s financial success will be dependent upon the extent to which it can determine whether its resource properties contain reserves, which are economically recoverable. Such development may take years to complete and the amount of resulting income, if any, is difficult to determine. The Company does not expect to receive significant income in the foreseeable future.

As at October 31, 2004, the Company had a working capital of $382,861. The Company’s historical capital needs have been met by equity subscriptions. The Company will require additional financing to fund future acquisitions and explorations. The Company anticipates to fund any property investigations, proposed exploration programs and its anticipated administrative and overhead expenses through additional equity subscriptions, such as private placements. In light of the continually changing financial markets, there is no assurance that funding by equity subscriptions will be possible at the times required or desired by the Company.

1.7 Capital Resources

The only capital resource of the Company is the mineral property, valued at $236,524 as at October 31, 2004. The Company is committed to further expenditures on the property, as detailed in Section 1.4 Results of Operations.

 Starcore International Ventures Ltd.

 MD&A

October 31, 2004

1.8 Off Balance Sheet Arrangements

There are no off-balance sheet arrangements to which the Company is committed.

1.9 Transactions with Related Parties

During the quarter October 31, 2004, the Company incurred management fees of $8,250 (2003 - $11,000) and deferred geological consulting fees of $16,250 (2003 – Nil) to 2 directors. At the end of the quarter, there were no amounts due to the directors (2003 - $150,000).

1.10 First Quarter – 2004

The first quarter results do not differ significantly from other quarters with the exception of the marketing and communication fees incurred. Company engaged the services of two consultants to respond to all shareholders’ inquiries at a cost of $20,000 for the quarter. The Company also engaged the services of a marketing consultant to handle the marketing affairs at a cost of $3,000 for the quarter.

    1.11 Proposed Transactions

           None.

1.12 Critical Accounting Estimates

  N/A

1.13 Changes in Accounting Policies

  N/A

1.14 Financial and Other Instruments

  The carrying value of cash and cash equivalents and accounts payable approximate their fair values due to the short maturity of those instruments. Unless otherwise noted, it is managements’ opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.

The recoverability of the amounts capitalized for the mineral properties under exploration is dependent upon the determination of economically recoverable ore reserves, the ability to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

1.15 Other
Disclosure of Outstanding Share Capital	Number	Book Value
Common Shares	6,359,225	$12,769,502
Warrants	3,108,000	$1,512,500

Starcore International Ventures Ltd. MD&A

October 31, 2004

Additional Disclosure

The Company is a venture issuer that has not had significant revenue from operations in either of its last two financial years. The Company has capitalized all expenditures relating to the exploration of its mineral property. Details of deferred expenditures for the property are as follows:

Cerro de Dolores - Actual Expenditures

	Oct-31-2004	Jul-31-2004
Acquisition costs	$ 100,000	$ 100,000
Assaying & sampling	16,736	15,196
Consulting fees	72,238	49,308
Legal fees & licenses	5,390	5,390
Maps & reports	1,913	1,877
Property taxes	12,029	7,307
Site visits	28,217	28,217
	236,522	207,295

Subsequent Events

On November 25, 2004, announced acquisitions of contiguous grounds to the Cerro Dolores property. In addition, an update on the exploration activities of the Cerro Dolores was released (See section on Mineral Properties or press release).

On December 9, 2004, the Company announced that it had arranged a non-brokered private placement involving the issuance of 3.4 million units at $0.45 per unit, for total proceeds of $1,530,000. Each unit consists of one common share and one non-transferable share purchase warrant entitling the purchase of an additional common share of the Company for a period of two years at a price of $0.60 per share. A finder’s fee will apply in this transaction in accordance with the policies of the TSX Venture Exchange. The proceeds from the private placement will be used to fund the exploration and development on the Company’s Cerro Dolores property in Mexico.